                                 FORM 10-SB/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          INTERNATIONAL COMPUTEX, INC.
                 (Name of Small Business Issuer in its Charter)


           GEORGIA                                    58-1938206
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)


                         5500 INTERSTATE NORTH PARKWAY
                                   SUITE 507
                             ATLANTA, GEORGIA 30328
               (Address of principal executive offices)(Zip Code)


Issuer's telephone number:   (770) 953-1464


Securities to be registered under Section 12(b) of the Act:

Title of each class                      Name of each exchange on which
to be so registered:                     each class is to be registered:

       NONE                                           NONE


         Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE
                         -----------------------------
                                Title of Class

                                    PART F/S

     Financial statements of Registrant for the fiscal years ended December 31, 1994, 1995 and 1996, audited by Habif, Arogeti & Wynne, P.C., 1073 West Peachtree Street, N.E., Atlanta, Georgia 30309-3837, immediately follow as a supplement to, and not in place of, the information contained in this Registration Statement as originally filed.

           [LETTERHEAD OF HABIF, AROGETI & WYNNE, P.C. APPEARS HERE]


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



  To the Board of Directors and Stockholders of International CompuTex, Inc.



  We have audited the accompanying balance sheets of INTERNATIONAL COMPUTEX, INC. [an S corporation] as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTERNATIONAL COMPUTEX, INC. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996, 1995, and 1994 in conformity with generally accepted accounting principles.



  Atlanta, Georgia

  January 24, 1997, except for the second paragraph of Note J, as to which the date is February 7, 1997.

                         INTERNATIONAL COMPUTEX, INC.
                                BALANCE SHEETS
                                 DECEMBER 31,



                         ASSETS
                         ------

                                                              1 9 9 6   1 9 9 5
                                                           ----------  --------

  Current assets
  --------------
     Cash                                                  $  119,750  $ 80,969
     Accounts receivable, net of allowance for doubtful
       accounts of $24,082 for 1996 and $-0- for 1995       1,020,319   807,370
     Prepaid expenses                                          13,738     5,543
                                                           ----------  --------

       Total current assets                                 1,153,807   893,882

  Property and equipment, net                                 168,178    86,709
  ----------------------

  Other assets
  ------------
     Software development costs                               276,372
     Deferred offering costs                                   22,424
     Miscellaneous assets                                         230     1,489
                                                           ----------  --------

                                                           $1,621,011  $982,080
                                                           ==========  ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

  Current liabilities
  -------------------
     Accounts payable                                      $   45,260  $ 34,620
     Current portion of long-term debt                          4,189
                                                           ----------  --------

       Total current liabilities                               49,449    34,620


  Long-term debt, net of current portion                       18,935
  ---------------                                          ----------  --------

       Total liabilities                                       68,384    34,620
                                                           ----------  --------

  Stockholders' equity
  --------------------
     Common stock, $.001 par value,
       20,000,000 shares authorized;
       2,125,000 shares issued and outstanding                  2,125     2,125
     Retained earnings                                      1,550,502   945,335
                                                           ----------  --------

       Total stockholders' equity                           1,552,627   947,460
                                                           ----------  --------


                                                          $ 1,621,011 $ 982,080
                                                          =========== =========


                  See auditors' report and accompanying notes

                          INTERNATIONAL COMPUTEX, INC.
                              STATEMENTS OF INCOME
                        FOR THE YEARS ENDED DECEMBER 31,

                                     1996         1995          1994
                                   ---------    ---------     ---------
Operating revenues               $ 3,891,034  $ 2,875,872   $ 1,246,414
------------------                 ---------    ---------     ---------


Expenses
--------
     Operating                     1,833,939    1,611,066       694,791
     General and administrative      239,778      150,699       126,876
                                   ---------    ---------     ---------

                                   2,073,717    1,761,765       821,667
                                   ---------    ---------     ---------

       Income from operations      1,817,317    1,114,107       424,747

Other income
------------
     Interest income                   3,067        4,798         2,548
                                   ---------    ---------     ---------


       Net income - historical     1,820,384    1,118,905       427,295



Pro forma provision for
     income taxes [Note A]           686,000      422,000       161,000
                                   ---------   ----------     ---------



Pro forma net income             $ 1,134,384  $   696,905   $   266,295
                                   =========    =========     =========


Pro forma earnings per
     share [Note A]              $       .50  $       .30   $       .12
                                   =========    =========    ==========


Weighted average shares
     outstanding                   2,287,855    2,287,855     2,287,855
                                   =========    =========     =========

                 See auditors' report and accompanying notes.

                          INTERNATIONAL COMPUTEX, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994





                                   Common        Retained        Treasury
                                   Stock         Earnings         Stock
                                   ------       ----------       --------

Balances, December 31, 1993       $ 2,355       $  217,814       $[2,300]

Net income                                         427,295

Retirement of treasury stock       [  230]      [    2,070]        2,300

Distributions paid                              [  137,903]
                                    -----       -----------       -----

Balances, December 31, 1994         2,125          505,136          -0-

Net income                                       1,118,905

Distributions paid                              [  678,706]
                                    -----       -----------       -----

Balances, December 31, 1995         2,125          945,335

Net income                                       1,820,384

Distributions paid                              [1,215,217]
                                    -----       -----------       -----

Balances, December 31, 1996         2,125        1,550,502

Pro Forma Distribution of
   S corporation earnings                       [1,528,902]
                                    -----       -----------       -----

Pro Forma Balances, December 31,
   1996                           $ 2,125       $   21,600       $  -0-
                                    =====        =========        =====



                  See auditors' report and accompanying notes

                          INTERNATIONAL COMPUTEX, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                          Increase [Decrease] In Cash


                                                 1 9 9 6       1 9 9 5      1 9 9 4
                                                ----------    ---------    ---------
Cash flows from operating activities
------------------------------------
 Net income                                    $ 1,820,384   $1,118,905    $ 427,295
                                                 ---------    ---------      -------
 Adjustments to reconcile net income to net
   cash provided by operating activities
    Depreciation and amortization                   31,518       20,007        6,261
    Provision for bad debt                          24,082
    Changes in assets and liabilities
     Increase in accounts receivable            [  237,031]   [ 483,252]   [ 132,388]
     Decrease [Increase] in prepaid
      expenses                                  [    8,195]       3,225    [   7,756]
     Decrease [Increase] in
      miscellaneous assets                           1,029    [   1,029]
     Increase in accounts payable                   10,640       21,979        8,352
                                                 ---------     --------     --------

      Total adjustments                         [  177,957]   [ 439,070]   [ 125,531]
                                                 ---------     --------     --------

       Net cash provided by
        operating activities                     1,642,427      679,835      301,764
                                                 ---------     --------     --------

Cash flows from investing activities
------------------------------------
 Acquisition of property and equipment          [   88,257]   [  59,228]   [  36,553]
 Software development costs capitalized         [  276,372]
                                                 ---------     --------     --------

   Net cash used by investing activities        [  364,629]   [  59,228]   [  36,553]
                                                 ---------     --------     --------

Cash flows from financing activities
------------------------------------
 Stockholder distributions paid                 [1,215,217]   [ 678,706]   [ 137,903]
 Principal payments on long-term debt           [    1,376]
 Deferred offering costs                        [   22,424]
                                                 ---------     --------     --------

   Net cash used by financing activities        [1,239,017]   [ 678,706]   [ 137,903]
                                                 ---------     --------     --------

    Net increase [decrease] in cash                 38,781    [  58,099]     127,308

Cash, beginning of year                             80,969      139,068       11,760
                                                 ---------     --------     --------

    Cash, end of year                           $  119,750    $  80,969    $ 139,068
                                                 =========    =========    =========

NON-CASH FINANCING AND INVESTING ACTIVITIES
-------------------------------------------
  Acquisition of property and equipment
   by long-term debt                            $   24,500

                  See auditors' report and accompanying notes

                          INTERNATIONAL COMPUTEX, INC.
                         NOTES TO FINANCIAL STATEMENTS



A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

    General:
    -------

    INTERNATIONAL COMPUTEX, INC., a Georgia corporation, was formed for the purpose of development and sale of computer software and computer consulting services.

    Revenue Recognition:
    -------------------

    Revenue consists primarily of computer consulting services. Revenue is primarily recognized as the services are performed and invoiced.

    Property and Equipment:
    ----------------------

    Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

    Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

            Leasehold improvements                        5 years
            Computer equipment                            5 years
            Business office equipment                     5 years
            Vehicle                                       5 years

    Other Assets:
    ------------

    Organization costs are recorded at cost and amortized on a straight-line basis over a five-year period.

    Income Taxes:
    ------------

    The Company had elected to be treated as an S Corporation pursuant to the Internal Revenue Code for federal and state income tax purposes. The income of an S Corporation is taxable to the individual stockholders. Such income is distributable to the stockholders without any further tax consequences. The stockholders will revoke the S Corporation status immediately prior to the closing of the proposed public offering, and the Company will be taxable as a C corporation from that date forward. The Company will account for income taxes using the liability method and will accrue deferred tax assets and liabilities for differences in the timing of income and expense items between financial statement and tax return reporting.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: [Continued]
    ------------------------------------------

    Income Taxes:  [Continued]
    ------------

    A pro forma provision for income taxes has been presented which represents income taxes which would have been provided had the Company operated as a C Corporation.

    Estimates:
    ---------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

    Pro Forma Earnings Per Share:
    ----------------------------

    Pro forma earnings per share is computed using the weighted average number of shares outstanding during the period including common stock equivalents which are accounted for using the treasury stock method. Common stock equivalents granted by the Company at a price below the proposed public offering price per common share have been included in the common shares outstanding as if they were outstanding for all periods presented using the treasury stock method, and the proposed public offering price, anticipated at a range of $8 to $10 per share.

    Historical earnings per share data has not been presented.

    Financial Instruments:
    ---------------------

    The carrying value of cash, accounts payable and notes payable approximates fair value because of the short-term maturity of those instruments. For other debt instruments, the carrying value approximates fair value based on stated interest rates.

    Software Development Costs:
    --------------------------

    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," initial costs are charged to operations as research prior to the development of a detailed program design or a working model. Thereafter, the Company capitalizes the direct costs and allocated overhead associated with the development of software products. Costs incurred subsequent to the product release, and research and development performed under contract, are charged to operations.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: [Continued]
    ------------------------------------------

    Software Development Costs: [Continued]
    --------------------------

    Capitalized costs are amortized over the estimated product life (seven years) on the straight-line basis. Amortization will begin when the product is available for general release to customers. Unamortized costs are carried at the lower of book value or net realizable value.


B.  CASH - CONCENTRATION OF CREDIT RISK:
    -----------------------------------

    As of December 31, 1996, the Company maintained deposits in one institution which exceeded the Federal Deposit Insurance Corporation limit by approximately $600,000. The difference between this amount and the amount of cash per the Company's records is primarily due to stockholder distributions paid in December 1996 that were outstanding as of December 31, 1996.

C.  PROPERTY AND EQUIPMENT, NET:
    ---------------------------

    Property and equipment consist of the following:


                                                          December 31,
                                                        1996        1995
                                                      --------    --------

        Leasehold improvements                        $  5,785    $    -0-
        Computer equipment                             177,649     102,677
        Business office equipment                       11,317      11,317
        Vehicle                                         32,000         -0-
                                                      --------    --------
                                                       226,751     113,994
        Accumulated depreciation                      [ 58,573]   [ 27,285]
                                                      --------    --------
           Net                                        $168,178    $ 86,709
                                                      ========    ========

    Depreciation expense for the years ended December 31, 1996, 1995, and 1994 amounted to $31,288, $19,777 and $6,031, respectively.

D.  LEASES AND COMMITMENTS AND CONTINGENCIES:
    ----------------------------------------

    The Company maintains operating leases for office space. Rent expense for the years ended December 31, 1996, 1995, and 1994 totaled $79,496, $57,497, and $17,063, respectively. Leases expire in March, 1997 and May, 2000.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]


D.  LEASES AND COMMITMENTS AND CONTINGENCIES:  [Continued]
    ----------------------------------------

    The future minimum lease commitments are as follows:


    December 31,                                          Amount
    -----------                                           ------

      1997                                                $ 41,701
      1998                                                  27,985
      1999                                                  28,710
      2000                                                  11,962
                                                           -------
                                                          $110,358
                                                           =======

E.  LONG-TERM DEBT:
    ---------------

    Long-term debt consists of the following:

                                                           Amount
                                                           ------
    Note payable, due in monthly installments
       of $507 including principal and interest
       at 8.75% per annum through September
       2001, secured by vehicle.                          $ 23,124
       Less amount due within one year                    [  4,189]
                                                           -------
                                                          $ 18,935
                                                           =======

    Maturity of long-term debt is as follows:

    December 31,                                           Amount
    ------------                                           ------

      1997                                                $  4,189
      1998                                                   4,571
      1999                                                   4,987
      2000                                                   5,441
      2001                                                   3,936
                                                           -------
                                                          $ 23,124
                                                           =======

F.  EMPLOYEE BENEFIT PLANS:
    ----------------------

    Effective July 1, 1995, the Company adopted a qualified deferred compensation plan, under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to fifteen percent (15%) of their salary, subject to Internal Revenue Service limits. The Company contributes a matching fifty percent (50%) of the first five percent (5%) of employee contributions. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. The Company made no profit sharing contribution for 1996. The Company contributed $29,143 to the Deferred Compensation Plan for 1996.

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



F.  EMPLOYEE BENEFIT PLANS: [Continued]
    ----------------------

    The Company adopted the 1995 Restricted Nonqualified Incentive Stock Option Plan (the "1995 Plan"), effective August 1, 1995, for officers and key employees, which provided for non-qualified stock options. Options to purchase 173,311 shares of common stock have been granted at $.543 per share and are outstanding under the 1995 Plan.

    The Company adopted the 1996 Stock Option Plan, effective December 20, 1996 (the "1996 Plan"). Under the 1996 Plan, which provides for issuance of either incentive stock options or nonqualified stock options, the maximum number of shares of common stock for which options may be granted is 500,000 shares reduced by the number of shares outstanding under or issued pursuant to stock options granted under the 1995 Plan. As of December 31, 1996, no options had been granted under the 1996 Plan. The 1995 Plan was terminated, prospectively, effective December 20, 1996.

G.  STOCK SPLITS:
    ------------

    Effective January 23, 1996, the Board of Directors authorized a 1,000 for 1 forward stock split of the Company's common stock, to be effected in the form of a stock dividend. Effective December 20, 1996, the Board of Directors authorized a 2.7597 for 1 forward stock split to be effected in the form of a stock dividend. After these splits, a total of 2,125,000 shares of common stock was issued and outstanding. Retroactive effect has been given to these splits.

H.  MAJOR CUSTOMER INFORMATION:
    --------------------------

    During the years ended December 31, 1996, 1995, and 1994, revenue from one major customer totaled approximately $2,740,000, $2,340,000, and $810,000, respectively. These amounts accounted for 70%, 81% and 65% of total revenues, respectively. The amount due from the customer, included in accounts receivable, totaled approximately $600,000 and $703,000 at December 31, 1996 and 1995, respectively.

I.  SOFTWARE DEVELOPMENT COSTS:
    --------------------------

    Unamortized balance, January 1, 1996                   $        -0-

       Current year (1996):

         Total expenditures                                     276,372
         Less research and development expense                      -0-
                                                             ----------
       Net capitalized costs                                $   276,372
                                                             ==========

                          INTERNATIONAL COMPUTEX, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]



I.  SOFTWARE DEVELOPMENT COSTS: [Continued]
    --------------------------

    In management's opinion, the net realizable value of future sales exceeds the carrying value of unamortized software development costs; therefore, no adjustment to carrying value is required. Research and development costs for 1995 and 1994 totaled approximately $111,000 and $13,000, respectively.


J.  SUBSEQUENT EVENTS:
    -----------------

    In January, 1997, the Company received proceeds from the sale of Senior Debentures in the amount of $1,115,000. Interest accrues at 6% per annum, payable semi-annually, and the principal amount is due in January 2000. Purchasers of the Senior Debentures received Warrants from the stockholders of the Company to purchase up to 250,000 shares of common stock held by these stockholders at an exercise price of 60% of the initial public offering price. The Company is required to prepay the Senior Debentures in whole, without penalty, if the Company receives at least $5,000,000 gross proceeds from a public offering or a private placement of its common stock. As part of the issuance of the Senior Debentures, the Company incurred a closing cost of approximately $133,000 which has been capitalized and will be written off over the life of the loan.

    Subsequent to the sale of the Senior Debentures, the Company was informed that as a result of misunderstandings in the placement of the Senior Debentures certain inaccurate statements may have been made to purchasers of the Senior Debentures regarding their ability to resell the Common Stock that could be acquired upon exercise of their Warrants. As a result, the Company has made a rescission offer to each purchaser of the Senior Debentures. The Company has agreed to include the shares of Common Stock that may be purchased under the Warrants in the registration statement for an initial public offering of its Common Stock. The Company also has agreed to maintain the effectiveness of the registration statement with respect to those shares of Common Stock for a minimum of 30 days, subject to a one-year "lock up" of those shares. After the lock-up period, which extends for one year after the effective date of the initial public offering registration statement, the shares of Common Stock would be freely tradeable if the Warrants are exercised during the period in which the registration statement was effective. If the Warrants are exercised after that time, the shares of Common Stock received upon exercise of the Warrants would be restricted stock, subject to resale under Rule 144 after they have been held for a minimum of two years.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, Registrant caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


February 13, 1997                   INTERNATIONAL COMPUTEX, INC.

                                    BY:  /s/ Haim E. Dahan
                                        ---------------------------------------
                                         HAIM E. DAHAN, CHIEF EXECUTIVE
                                         OFFICER AND CHIEF FINANCIAL OFFICER